                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                                COASTCAST CORP.
                             ---------------------
                               (Name of Issuer)

                     SHARES OF COMMON STOCK, NO PAR VALUE
                     ------------------------------------
                        (Title of Class of Securities)

                                  19057T 10 8
                                (CUSIP Number)


                               JONATHAN VANNINI
                               ----------------
                                828 Irwin Drive
                                ---------------
                            Hillsborough, CA  94010
                            -----------------------
                                (650) 347-1800
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              - with copies to -

                           Bernard J. Cassidy, Esq.
                       Wilson Sonsini Goodrich & Rosati
                              650 Page Mill Road
                             Palo Alto, CA  94304
                                (650) 493-9300

                               August 14, 1998
                               ---------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------
CUSIP NO. 19057T 10 8
---------------------

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                JONATHAN VANNINI
---------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                                     (b) [_]
---------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

---------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                PF
---------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

---------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
---------------------------------------------------------------------------------------------------------
                                                 7  SOLE VOTING POWER
                                                    911,000

  NUMBER OF                           -------------------------------------------------------------------
    SHARES                                       8  SHARED VOTING POWER
 BENEFICIALLY                                       0
   OWNED BY                           -------------------------------------------------------------------
     EACH                                        9  SOLE DISPOSITIVE POWER
  REPORTING                                         911,000
    PERSON                            -------------------------------------------------------------------
     WITH                                       10  SHARED DISPOSITIVE POWER
                                                    0
---------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                911,000
---------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]
---------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.12%
---------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                IN
---------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
CUSIP NO. 19057T 10 8
---------------------



ITEM 1.   SECURITY AND ISSUER.

          Securities acquired:          Shares of common stock, no par value per
                                        share ("Common Stock")

          Issuer:                       CoastCast Corp.
                                        3025 East Victoria Street
                                        Rancho Dominguez, CA  90221
                                        Tel. No. (310) 638-0595

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed on behalf of Jonathan Vannini (the "Purchaser").

          The business address of the Purchaser is 828 Irwin Drive, Hillsborough, California 94010. The Purchaser's principal business is that of a private investor. The Purchaser is a citizen of the United States.

          The Purchaser has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Since the filing of the second amendment to the initial Schedule 13D on August 3, 1998, the Purchaser has not engaged in any transactions involving the Common Stock of CoastCast Corp. (the "Issuer") as described below in Item 5. The source of funds for the Purchaser's previous transactions was the Purchaser's personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Purchaser acquired shares of the Issuer's Common Stock as an investment in order (a) to obtain an equity position in the Issuer whose Common Stock the Purchaser believes to be presently undervalued, and (b) to maximize the value of that investment. The Purchaser believes that such undervaluation of the Issuer's Common Stock is in part a result of certain policies and practices of the Issuer's management, including without limitation the policies and practices related to the compensation and stock options granted to the chairman of the Issuer's board of directors.

          The Purchaser has a present intention to influence control of the Issuer. The Purchaser has called a special meeting of the shareholders of the Company to be held at 10:00 a.m. on September 22, 1998. The following business will be transacted at the meeting:

               1) To elect a board of seven directors to serve until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify;

               2) To consider and take action concerning the revocation of a proposed amendment of the Company's 1996 Amended and Restated Employee Stock Option Plan, which amendment was proposed by management of the Company and considered at the 1998 annual meeting of the Company's shareholders;

               3) To consider and take action concerning the revocation of a proposed amendment of the Company's 1995 Amended and Restated Non-Employee Director Stock Option Plan, which amendment was proposed by management of the Company and considered at the 1998 annual meeting of the Company's shareholders;

               4) To consider and take action concerning the approval of the reimbursement of the Purchaser for the fees and expenses incurred in connection with the special meeting of the shareholders; and

               5) To transact such other business as may properly come before the meeting or any adjournment thereof.


          The Purchaser has proposed the following four individuals, each of whom would be committed to enhancing shareholder value and initiating responsible corporate governance policies, as new candidates for the Coastcast Corp. Board:

          Jeffrey M. Cohen, 47, is the Chairman of the Board of Directors of Qorvis Media Group, one of the nation's largest in-store media companies. Prior to founding Qorvis, Mr. Cohen was the founder, Chief Executive Officer, and Chairman of the Board of Directors of Sutton Place Gourmet, Inc., a leading gourmet food store chain. Mr. Cohen is a seasoned manager with considerable experience in working with troubled companies. He holds a BS in Business from the University of Maryland.

          Dr. James Malernee, 51, is the Chief Executive Officer and Managing Director of Cornerstone Research, a leading consulting and economic research firm that provides expert economic and financial analyses in complex commercial litigation and regulatory proceedings. Dr. Malernee has served as a consultant to major corporations and has taught finance at the University of Texas at Austin and business strategy at the Stanford Graduate School of Business. Over the last fifteen years he has directed research on complex business issues related to a wide variety of cases, specializing in securities matters, and has supervised over two hundred cases dealing with material disclosure, insider trading, merger and acquisition activity, targeted repurchases, minority buyouts, stock trading behavior and valuation. He is also an avid golfer. Dr. Malernee holds a BS in Engineering and a PhD in Finance from the University of Texas and an MBA from Southern Methodist University.

          John E. Rehfeld, 58, is President, Chief Executive Officer, and Chairman of the Board of Directors of ProShot Golf, Inc., which manufactures and sells golf distance determination and course management systems. Mr. Rehfeld was President and Chief Executive Officer of Proxima Corporation, a supplier of desktop multimedia computer projection systems, from February 1996 to March 1997 and also served as a director of Proxima Corporation. From April 1993 to February 1996, Mr. Rehfeld was President and Chief Executive Officer of Etak, Inc., a supplier of digital mapping data and a subsidiary of the News Corporation. From February 1989 to April 1993, Mr. Rehfeld was President of Seiko Instruments USA Inc., a manufacturer of electronic instruments. Mr. Rehfeld was also the director of Wonderware Corporation from April 1992 until March 1998, when the company was sold for $400 million. Mr. Rehfeld holds a BCE from the University of Minnesota and an MBA from Harvard University. He is the author of the book Alchemy of a Leader (1994), which has been translated into eight languages, and "Working With the Japanese" Harvard Business Review (1990).

          Mr. Vannini, 36, is also a nominee. Mr. Vannini is a private investor who owns over 10% of Coastcast Corporation. He was a general partner at HPB Associates, an investment partnership, until 1996 and was employed by HPB Associates from August 1987 until March 1996. Since February 1993 Mr. Vannini has served as an outside director of Copart, Inc., which provides vehicle suppliers with a full range of services to process and sell salvage vehicles. The Purchaser holds a BA in Economics from the University of California, Los Angeles and an MBA from Columbia University.

          The Purchaser also supports the election of three incumbent directors:
          Hans H. Buehler, the current Chairman of Coastcast Corporation, Vernon
          R. Loucks Jr., the Chairman & CEO of Baxter International, Inc., and Richard W. Mora, the President & CEO of Coastcast Corporation.

          The Purchaser believes that the newly constituted Board should provide shareholders the business talent and focus needed to improve the value of the shareholders' investment while continuing the Company's strong operating practices.

          The Purchaser reserves the right to acquire, or dispose of, additional securities of the Issuer, to the extent

---------------------
CUSIP NO. 19057T 10 8
---------------------


          deemed advisable in light of his general investment and trading policies, market conditions, or other factors. The Purchaser plans to exercise influence in order to change the compensation and/or membership of the present board of directors. The Purchaser plans to exercise influence in order to persuade the Issuer to adopt a stock repurchase program. The Purchaser plans to contact the Issuer and/or other shareholders regarding these and other potential strategies to increase shareholder value.

          Other than as described above, the Purchaser has no present plans or proposals which would result in any of the following:

               1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               3)   any material change in the dividend policy of the Issuer;

               4) any other material change in the Issuer's business or corporate structure;

               5) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               6) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

               7) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               8)   any action similar to any of those enumerated above.

          On August 13, 1998, Coastcast Corporation filed suit (COASTCAST CORPORATION v. JONATHAN VANNINI) in the United States District Court for the Central District of California against the Purchaser seeking injunctive and declaratory relief for alleged violations of the federal securities laws and the California Corporations Code. The Summons and Complaint in that suit is attached hereto under Item 7.

          On August 14, 1998 the Purchaser filed a suit (JONATHAN VANNINI v. COASTCAST CORPORATION) in the Superior Court of the State of California, County of San Francisco against Coastcast Corporation for injunctive and declaratory relief seeking to obtain (i) certain shareholder records he demanded from Coastcast Corporation under
          Section 1600 of the California Corporations Code (ii) the results of the shareholder votes held at the Company's annual meeting of shareholders on June 22 and July 8, 1998, including the results of the shareholder votes on Proposals 2 and 3, which the Purchaser demanded under Section 1509 of the California Corporations Code, and (iii) the special meeting of the shareholders he demanded under Section 600 of the California Corporations Code. The Summons and Complaint in that suit is attached hereto under Item 7.

          On August 14, 1998, the Purchaser filed a Non-Management Preliminary Proxy Statement with the Securities and Exchange Commission on
          Schedule 14A.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of April 30, 1998, and according to the Issuer's most recent Quarterly Report on Form 10-Q, there were issued and outstanding 9,003,598 shares of Common Stock. As of the date hereof, the Purchaser has beneficial ownership of 911,000 such shares, representing approximately 10.12% of the Common Stock of the Issuer.

---------------------
CUSIP NO. 19057T 10 8
---------------------


               (b) The Purchaser has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 911,000 shares of Common Stock of the Issuer.

               (c) The Purchaser has not engaged in any transactions involving the Issuer's securities since the filing of the second amendment to the initial Schedule 13D on August 3, 1998.

               (d)   Not Applicable.

               (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Attached hereto as "Exhibit 99.(A)" is the Summons and Complaint in COASTCAST CORPORATION v. JONATHAN VANNINI, No. 98-6625 WMB (MCX), filed on August 13, 1998 in the United States District Court for the Central District of California.

          Attached hereto as "Exhibit 99.(B)" is the Summons and Complaint in JONATHAN VANNINI v. COASTCAST CORPORATION.


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 14, 1998


                                        /s/ Jonathan Vannini
                                    By:_____________________________
                                        Jonathan Vannini